Amendment No. 4

to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

SPEED COMMERCE, INC.

(Name of the Issuer)

Speed Commerce, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number of Class of Securities)

Dalton Edgecomb

Interim Chief Executive Officer

1303 East Arapaho Road, Ste. 200

Richardson, TX 75081

(214) 258-0100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Winthrop & Weinstine, P.A.

225 South Sixth Street, Suite 3500

Minneapolis, Minnesota 55402

(612) 604-6400

Attention: Philip T. Colton, Esq.

  Evan C. Sheets, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$950.00	$0.10

*

For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $950.00 by the Issuer in lieu of fractional shares immediately following a 1-for-16 Reverse Split of the Company’s common stock. The aggregate cash payment is equal to the product of a price of $0.01 per pre-split share and approximately 95,000 pre-split shares, the estimated number of pre-split shares resulting in fractional shares following the Reverse Split.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $950.00 and 0.0001007.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Speed Commerce, Inc., a Minnesota corporation (“Speed Commerce”, the “Company”, “we”, or “our”), in connection with a “going private” transaction. Our board of directors (“Board”) has approved a 1-for-16 share combination (the ”Reverse Split”), which Reverse Split was effected on March 30, 2016 by the filing of Articles of Amendment to our Articles of Incorporation with the Secretary of State of the State of Minnesota. Shareholders that would otherwise own only a fraction of a share of our common stock as a result of the Reverse Split have had such fractional shares cancelled and converted into the right to receive $0.01 per pre-split share of common stock resulting in each such fractional share (or, stated differently, each shareholder that would otherwise own a fractional share of common stock following the Reverse Split instead will have the right to receive cash equal to the resulting fraction of a share multiplied by $0.16, the value of one whole post-split share).

As a result of the Reverse Split, the registration of our common stock under the Securities Act of 1934, as amended (the “Exchange Act”), will be terminated by the filing of one or more Form 15s (the “Form 15s”) with the Securities and Exchange Commission (“SEC”), as soon as practicable following the date of this Amendment. Following the filing of such Form 15s, we will no longer be required to file periodic reports with the SEC, and we will not be subject to the reporting or other obligations under the Exchange Act. When complete, the deregistration of our common stock will also have the effect of terminating the quotation of our common stock on the OTC Pink marketplace operated by OTC Markets Group, Inc., and our common stock will not thereafter be listed on any quotation system or exchange.

This Amendment to Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s disclosure document, as included in Amendment No. 3 to Schedule 13E-3 (the “Disclosure Document”). The Reverse Split was conducted upon the terms and subject to the conditions set forth in the Disclosure Document. The information contained in the Disclosure Document, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

 Item 15. Additional Information.

(a)           Other Material Information. This Item 15(a) is hereby amended and supplemented as follows:

On March 30, 2016, the Company filed with the Secretary of State of the State of Minnesota Articles of Amendment to its Articles of Incorporation, effectuating the Reverse Split as of 12:01 a.m. Minnesota time (the “Effective Time”). Shareholders that would otherwise own only a fraction of a share of our common stock as a result of the Reverse Split have had such fractional shares cancelled and converted into the right to receive $0.01 per pre-split share of common stock resulting in each such fractional share.

Following the Reverse Split, the Company will deregister its common stock under the Securities Exchange Act of 1934, as amended, by the filing of one or more Form 15s with the Securities and Exchange Commission (“SEC”), as soon as practicable following the date of this Amendment.

Item 16. Exhibits.

(a)(3)	The Disclosure Document of the Company, dated as of March 10, 2016 (filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(a)(5)(i)

Speed Commerce, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (filed by the Company with the SEC on June 15, 2015 and incorporated herein by reference), as amended by Amendment No. 1 to Annual Report on Form 10-K/A (filed with the SEC on December 1, 2015 and incorporated herein by reference).

(a)(5)(ii)	Speed Commerce, Inc. Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 (filed by the Company with the SEC on February 16, 2016 and incorporated herein by reference).

(c)(i)

Fairness Opinion of Lake Street Capital Markets, LLC dated February 26, 2016 (filed by the Company at Annex A to the Disclosure Document that was filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(c)(ii)

Fairness Opinion Report of Lake Street Capital Markets, LLC dated February 26, 2016 (filed by the Company at Annex A to the Disclosure Document that was filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(f)(i)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, incorporated by reference to Exhibit A of Annex B to the disclosure document.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPEED COMMERCE, INC.

/s/ Dalton Edgecomb
	Name:	Dalton Edgecomb
Dated: March 30, 2016	Title:	Interim Chief Executive Officer